Exhibit 21.1

Subsidiaries of the Company

Name	Incorporated	Names Under Which Subsidiary does Business

Interleukin Genetics Laboratory Services, Inc	Delaware	N/A

Interleukin Brands, Inc. (formerly known as AJG Brands, Inc.)	Delaware	Alan James Group

Immediately following the closing of the sale of substantially all of the Alan James Group business and assets on July 1, 2009, AJG Brands, Inc. changed its name to Interleukin Brands, Inc.

On December 29, 2009, each of the Company’s wholly owned subsidiaries, Interleukin Brands, Inc. and Interleukin Genetics Laboratory Services, Inc. were merged into Interleukin Genetics, Inc.